UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 323rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON SEPTEMBER 4, 2017

1. DATE, TIME AND PLACE: September 4, 2017, at 17 a.m., at Telefônica Brasil S.A. (“Company”) headquarters, located at Av. Eng. Luiz Carlos Berrini, 1376, Cidade Monções, capital of the State of São Paulo.

2. CALL NOTICE AND ATTENDANCE: The call notice was issued in accordance with the Company's Bylaws. The members of the Company's Board of Directors who subscribe to these minutes attended the Meeting, representing the necessary quorum under the terms of the Bylaws. The General Secretary and Legal Officer of the Company, Mr. Breno Rodrigo Pacheco de Oliveira, also attended the Meeting.

3. PRESIDING BOARD: Eduardo Navarro de Carvalho, Chairman of the Board of Directors and Breno Rodrigo Pacheco de Oliveira, Secretary of the Board of Directors.

4. AGENDA AND DELIBERATION: After examining and debating on the matter on the Agenda, the members of the Board of Directors deliberated unanimously, as described below:

4.1. ELECTION OF MEMBER OF THE COMPANY’S BOARD OF DIRECTORS: The Directors took note of the resignation of Mr. Ángel Vilá Boix from the positions of member of the Board of Directors and Chairman of the Strategy Committee, due to new challenges assumed in the Telefónica Group. The members of the Board thanked for the invaluable contribution that Mr. Ángel Vilá Boix rendered to the Board of Directors and to the Company and wished him the best of success.

In view of the foregoing, the election of Mr. Julio Esteban Linares Lopez, Spanish, married, engineer, bearer of Passport No. PAE986482, resident and domiciled in Madrid, Spain, with a commercial address at Ronda de la Comunicación s/nº, Central Building, 1st Floor, in the City of Madrid, Spain, 28050, for the position of member of the Company's Board of Directors was approved, replacing Mr. Ángel Vilá Boix, in complement to the current mandate. The mandate of the Board member hereby elected starts on this date and will end on the date of the Annual Shareholders’ Meeting to be held in 2019.

Furthermore, the Board Member hereby elected informed the Board of Directors that he was not under legal impediments to the exercise of his position and that he was in a position to sign the declaration of clearing referred to in paragraph 4 of art. 147 of Law No. 6404/76, as amended ("Brazilian Corporate Law") and CVM Instruction 367/2002. The aforementioned director will be invested in his position by signing an instrument of investiture, which will be filed at the Company's headquarters.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 323rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON SEPTEMBER 4, 2017

The Board member hereby elected is a resident and domiciled abroad and has constituted a proxy in Brazil under the terms of paragraph 2 of article 146 of the Brazilian Corporate Law.

In addition, the election of Mr. Julio Esteban Linares Lopez, previously qualified, as Chairman of the Strategy Committee was approved, with a mandate that will end with the mandate as member of the Company's Board of Directors. Consequently, the Strategy Committee will now be composed as follows: Mr. Julio Esteban Linares Lopez, previously qualified, as Chairman of the Strategy Committee; and Messrs. Luiz Fernando Furlan, Brazilian, married, engineer, bearer of Identity Card RG No. 2.985.393-X, registered with the CPF/MF under No. 019.489.978-00, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; and José María Del Rey Osorio, Spanish, married, economist and business administrator, bearer of Passport no. PAD723809, resident and domiciled in Madrid, Spain, with business address at Gran Vía, 28, in the City of Madrid, Spain, 28013, as members of the Strategy Committee.

4.2. ELECTION OF MEMBER OF THE COMPANY’S AUDIT AND CONTROL COMMITTEE ("COMMITTEE"): The election of Mr. José María Del Rey Osorio, previously qualified, as a member of the Committee was approved, with a mandate that will end with the mandate as member of the Company’s Board of Directors. Consequently, the Committee will be composed of 04 (four) members, namely: Mr. Luis Francisco Javier Bastida Ibargüen, Spanish, married, licensed in business sciences, bearer of Passport No. AAH274604, resident and domiciled in Madrid , Spain, with business address at Gran Via, 28 - 12th Floor, in the City of Madrid, Spain, 28013, as Chairman of the Committee; Mr. Narcís Serra Serra, Spanish, married, economist, bearer of Passport No. AAH407154, resident and domiciled in Barcelona, Spain, with a business address at Calle Ramon Trias Fargas nº 25-27, Campus de la Ciutadella, in the City of Barcelona, Spain, 08005; Mr. Antonio Gonçalves de Oliveira, Brazilian, married, sociologist, bearer of identity card RG 3.074.227-4, enrolled with CPF/MF under No. 050.148.678-04, resident and domiciled in the City of São Paulo, State of São Paulo, with business address at Avenida Engenheiro Luiz Carlos Berrini, 1376, in the City of São Paulo, State of São Paulo, CEP 04571-936; and Mr. José María Del Rey Osorio, previously qualified, as members of the Committee.

5. CLOSING: Since there was no other business to be transacted, the Chairman of the Board of Directors declared the meeting closed and these minutes were drawn up. São Paulo, September 4, 2017. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors. Members of the Board of Directors: Antonio Carlos Valente da Silva; Antonio Gonçalves de Oliveira; Francisco Javier de Paz Mancho; José María Del Rey Osorio; Luis Francisco Javier Bastida Ibargüen; Luiz Fernando Furlan; Narcís Serra Serra; Ramiro Sánchez de Lerín Garcia-Ovies; Roberto Oliveira de Lima and Sonia Julia Sulzbeck Villalobos. Secretary of the Board of Directors: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly-held Company CNPJ/MF 02.558.157/0001-62 - NIRE 35.3.0015881-4 MINUTES OF THE 323rd MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A. HELD ON SEPTEMBER 4, 2017

I hereby certify that this is a faithful copy of the minutes of the 323rd meeting of the Board of Directors of Telefônica Brasil S.A., held on September 4, 2017, which was drawn-up in the proper book.

Breno Rodrigo Pacheco de Oliveira
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 5, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director